UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Alexander A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
13-4093645

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		11,762,432 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,762,432 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,762,432 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.9% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

(1)	Based on 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015.

(2)	Includes 51,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 35,625 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
46-3147749

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		11,762,432 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,762,432 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,762,432 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.9% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

(1)	Based on 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015.

(2)	Includes 51,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 35,625 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		11,906,394 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,906,394 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,906,394 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015.

(2)	Includes 51,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 35,625 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		11,906,914 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,906,914 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,906,914 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015.

(2)	Includes 51,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 35,625 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS FBB Associates
13-3843860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER
		143,462
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		143,462
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN,OO

(1)	Based on 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015.

Amendment No. 11 to Schedule 13D

This Amendment No. 11 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Biotech Fund II (A), L.P. (“Baker Biotech II (A)”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Biotech II (A), Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 4. Purpose of the Transaction.

On January 6, 2015, Synageva BioPharma Corp. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 3,000,000 shares of the Issuer’s common stock at a price to the public of $94.19 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 450,000 shares of common stock to cover overallotments, if any. The Offering is expected to close on January 12, 2015.

 Pursuant to the Offering, on January 6, 2015, Life Sciences purchased 1,000,000 shares of the Issuer’s common stock at the offering price of $94.19 per share. Life Sciences purchased the shares of the Issuer’s commons stock with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 11 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the Funds (as defined below) based upon 36,820,295 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2015. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.	206,800	0.6%
Baker Bros. Investments, L.P.	165,213	0.5%
Baker Bros. Investments II, L.P.	55,479	0.2%
667, L.P.	1,736,065	4.7%
14159, L.P.	211,614	0.6%
Baker Biotech Fund II(A), L.P.	100,490	0.3%
Baker Brothers Life Sciences, L.P.	9,172,521	24.8%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of shares owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 11 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose. In addition, Julian C. Baker and Felix J. Baker each disclaims beneficial ownership of the securities held by FBB Associates, and this Amendment No. 11 shall not be deemed an admission that either Julian C. Baker or Felix J. Baker is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Felix J. Baker and Dr. Stephen R. Biggar, an employee of the Adviser, are directors of the Issuer. In connection with their service on the Issuer’s Board, each holds options to purchase common stock of the Issuer as disclosed in previous amendments to this Schedule 13D (“Stock Options”).

Felix J. Baker and Dr. Stephen R. Biggar serve on the Issuer’s Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit principals or employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Felix J. Baker and Dr. Stephen R. Biggar have no pecuniary interest in the Stock Options. The Funds are instead entitled to the pecuniary interest in the Stock Options.

Felix J. Baker and Julian C. Baker solely as a result of their ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Stock Options (i.e., no direct pecuniary interest). Baker Bros. Advisors LP has voting and investment power over the Stock Options.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Biotech Fund II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A) (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital II(A) (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership the sole members of which are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2015

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner